Exhibit 21.1

Subsidiary List of The KeyW Holding Corporation

Name	Jurisdiction of Organization

The KeyW Corporation	Maryland

Hexis Cyber Solutions, Inc.	Maryland

Aeroptic, LLC (subsidiary of The KeyW Corporation)	Massachusetts

GeoVantage, Inc. (subsidiary of Aeroptic, LLC)	Delaware

SenSage, Inc. (subsidiary of Hexis Cyber Solution, Inc.)	California